

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2010

Keith G. Larsen
Chief Executive Officer
U.S. Energy Corp
877 North 8th West
Riverton, Wyoming 82501

>   **Re: U.S. Energy Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 12, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 29, 2010**
>   **File No. 0-06814**

Dear Mr. Larsen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal year Ended December 31, 2009

Exhibit 99.1, Report of Ryder Scott Company, L.P.

1.   We note your July 20, 2010 response to comments 3, 4, and 5 from our letter to you dated July 1, 2010. Please file the revised report with the amended Form 10-K as soon as it becomes available.

Exhibit 99.2, Report of Cawley, Gillespie & Associates, Inc.

2.   We note your response to comments 6, 7, and 8 from our letter to you dated July 1, 2010. Please file the revised report with the amended Form 10-K.

Definitive Proxy Statement on Schedule 14A filed April 29, 2010

Business Experience and Other Directorships of Directors and Officers, page 15

3.   We note your response to comment 9 from our letter to you dated July 1, 2010. Please provide the proposed disclosure where appropriate in the amended Form 10-K that you file to provide the revised engineering reports.

Compensation Discussion and Analysis, page 18

4.   Insofar as the compensation committee appears to have utilized benchmarking, please provide all the disclosure which Item 402(b)(2)(xiv) of Regulation S-K requires.

5.   We note your response to comment 11 from our letter to you dated July 1, 2010. We also note your statement that the personal goals are "quantifiable goals designed to increase shareholder value." Please disclose the specific personal goals and targets that were set for each named executive. See Item 402(b) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director